UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING



SEC FILE NUMBER
                                 0 - 19000




                               CUSIP NUMBER
                                 477427207


Form 10-KSB

For Period Ended: October 31, 1998

PART I - REGISTRANT INFORMATION


JLM Couture, Inc.
Full Name of Registrant


Jim Hjelm's Private Collection, Ltd.
Former Name if Applicable


225 West 37th Street
Address of Principal Executive Office (Street and Number)


New York, New York  10018
City, State and Zip Code


PART II -  RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
     X due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Financial information is not finalized.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Richard S. Kalin, Esq.               212            239-8900
         (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                          X     Yes               No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          Yes               X     No




                           JLM COUTURE, INC.
               (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: January 27, 1999          By: s/Richard S. Kalin
                                   Richard S. Kalin,
                                   Assistant Secretary



                              ATTENTION
     International misstatements or omissions of fact constitute
            Federal Criminal Violations (See 18 U.S.C. 1001).


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